26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	Ben James +852 3761 3412 ben.james@kirkland.com

VIA EDGAR

February 22, 2021

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549
Attn: Loan Lauren Nguyen /Karina Dorin

Re:	L Catterton Asia Acquisition Corp Draft Registration Statement on Form S-1 Submitted January 21, 2021 CIK No. 0001841024

Dear Ms. Nguyen and Ms. Dorin:

On behalf of L Catterton Asia Acquisition Corp (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated February 17, 2021, regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) submitted on January 21, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Revised Registration Statement on Form S-1 (the “Revised Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Draft Registration Statement on Form S-1

Risk Factors

Our warrant agreement will designate the courts of the State of New York or the United States

District Court, page 64

1.                                      We note you disclose here and on page 157 that your warrant agreement will include an exclusive forum provision that is applicable to the Securities Act. However, we also note you disclose that such provision will not apply to suits brought to enforce any liability or

PARTNERS: Pierre-Luc Arsenault(3) | Manas Chandrashekar(6) | Lai Yi Chau | Justin M. Dolling(6) | David Patrick Eich(1),(5),(6) | Liu Gan(2) | Karen K.Y. Ho | Damian C. Jacobs(6) | Guang Li(3) | Mengyu Lu(3) | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan(3) | Amy Y.M. Ngan(8) | Nicholas A. Norris(6) | Paul S. Quinn | Michael D. Rackham(6) | Fergus A. Saurin(6) | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | David Yun(6) | Jacqueline B.N. Zheng(3),(6)
REGISTERED FOREIGN LAWYERS: Gautam Agarwal(6) | Michelle Cheh(7) | Daniel Dusek(3) | James A. Hill(6) | Ju Huang(3) | Benjamin W. James(4) | Cori A. Lable(2) | Wei Yang Lim(6) | Xiaoxi Lin(3) | Yazhe Liu(3) | Daniel A. Margulies(6) | Mi Tang(3) | Wenchen Tang(3) | Liyong Xing(3) | Jiayuan Yu(3) | David Zhang(3)
ADMITTED IN: (1) State of Illinois (U.S.A.); (2) Commonwealth of Massachusetts (U.S.A.); (3) State of New York (U.S.A.); (4) State of Texas (U.S.A.); (5) State of Wisconsin (U.S.A.); (6) England and Wales; (7) Victoria (Australia); (8) New South Wales (Australia); # non-resident

Bay Area Beijing Boston Chicago Dallas Houston London Los Angeles Munich New York Paris Shanghai Washington, D.C.

duty created by the Securities Act or the Exchange Act. Please reconcile these disclosures.

In response to the Staff’s comment, the Company has revised its disclosure on page 64 of the Revised Registration Statement.

Management, page 131

2.                                      Please revise your disclosure to more specifically describe Mr. Bhagat’s employment during the past five years, including his tenure at Khazanah. Refer to Item 401(e) of Regulation S-K. In addition, the description of your officers’ and directors’ experience and the Singapore location of your executive offices indicates that your officers and directors may be located outside of the United States. Please advise whether your executive officers and directors reside in the United States. If not, please include a risk factor addressing the risk to U.S. stockholders of effecting service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws.

In response to the Staff’s comment, the Company has revised its disclosure on page 132 of the Revised Registration Statement. The Company confirmed that Mr. Bhagat’s employment during the past five years has been fully disclosed according to Item 401(e) of Regulation S-K. In addition, we have updated the risk factor related to the Company’s directors and officers residing outside the United States—please see page 77 of the Revised Registration Statement.

Principal Shareholders, page 140

3.                                      Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by LCA Acquisition Sponsor. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

In response to the Staff’s comment, the Company has revised its disclosure on page 141 of the Revised Registration Statement.

* * * * *

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact me at ben.james@kirkland.com or by telephone at +852-3761-3412, or Christian O. Nagler at christian.nagler@kirkland.com, or by telephone at +1-212-446-4660.

Sincerely,

/s/Ben James

cc:	Chinta Bhagat, Co-Chief Executive Officer